UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                                 SEC FILE NUMBER
                           NOTIFICATION OF LATE FILING


(CHECK ONE):    |X| Form 10-K     |_| Form 20-F    |_| Form 11-K   [ ] Form 10-Q
CUSIP NUMBER    |_|  Form N-SAR

                       For Period Ended: July 31, 2003

                       Transition Report on Form 10-K [ ]
                       Transition Report on Form 20-F [ ]
                       Transition Report on Form 11-K [ ]
                       Transition Report on Form 10-Q [ ]
                       Transition Report on Form N-SAR

                       For the Transition Period Ended: _______________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

DSE FISHMAN, INC.
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Full Name of Registrant

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Former Name if Applicable

501 Manatee Avenue, Suite B
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Address of Principal Executive Officer (Street and Number)

Holmes Beach, Florida 34217
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City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25)b), the following should be completed. (Check box if appropriate)

 (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X(b)The subject annual report, semi-annual report, transition report on From
    10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 (c)The accountant's statement or other exhibit required by Rule 12-b-25(C) has been attached if applicable.

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                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

In particular and as relates to Form 10-KSB which would be due to be filed on October 29, 2003, the financial statements are not yet completed and DSE has been advised that its accountants and/or auditors have been diligently attempting to conclude the necessary financial statements but have been unable to accomplish same within the necessary time frame without unreasonable effort or expense or otherwise.

DSE is current with respect to all prior "reporting requirements" and is diligently endeavoring to complete its 10-KSB in as expeditious a manner as possible in light of the circumstances described above.

DSE therefore requests an extension within which to file its Form 10-KSB for the year ended July 31, 2003 of fifteen calendar days following the prescribed due date as indicated in Part II (b) of this Form 12b-25.

                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Doyle S. Elliott (941) 779-2243 (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of

1940 during the preceding 12 months (of for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). XYes |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|| Yes [} No X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                DSE FISHMAN,INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date October 28, 2003     By Doyle S. Elliott, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.